Exhibit 99.4

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2026 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. (U.S. Eastern Time) on June 17, 2026. TENCENT MUSIC ENTERTAINMENT GROUP Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. (U.S. Eastern Time) on June 17, 2026) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Tencent Music Entertainment Group registered in the name of the undersigned on the books of the Depositary as of the close of business May 20, 2026 at the Annual General Meeting of the Shareholders of Tencent Music Entertainment Group to be held on June 30, 2026, 10:00 a.m., at 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. The defined terms on this card adopt the same definitions ascribed to them in the AGM notice published by the Company. Tencent Music Entertainment Group Annual General Meeting of Shareholders BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. For Shareholders of record as of May 20, 2026 Tuesday, June 30, 2026 10:00 a.m., Hong Kong Time 10/F, The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong

Please make your marks like this: PROPOSAL YOUR VOTE Agenda FOR AGAINST ABSTAIN 1. As an ordinary resolution: to confirm and approve the re - appointment of PricewaterhouseCoopers as the Auditor of the Company for 2026 and to authorize the Audit committee of the Board of Directors of the Company to fix the Auditor's remuneration for the financial year ending December 31, 2026, which is expected to be in the range of approximately RMB17 million to RMB19 million taking into account, among others, the expected complexity and business plan of the Company. 2. As a special resolution: THAT the Company's Seventh Amended and Restated Memorandum of Association and Articles of Association in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Eighth Amended and Restated Memorandum and Articles of Association, for the purposes of, among others, (i) allowing general meetings to be held as virtual meetings or hybrid meetings; (ii) facilitating paperless corporate communications; and (iii) making certain minor housekeeping matters. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly) Tencent Music Entertainment Group Annual General Meeting of Shareholders